Exhibit 3.1

Amendments to

Fourth Amended and Restated By-Laws of ExlService Holdings, Inc.

 The text below reflects modifications to be reflected in the Fifth Amended and Restated By-Laws of ExlService Holdings, Inc., with additions (in blue underline) and deletions (in red strikethrough):

ARTICLE 3

3.2 Number; Qualification; Term of Office. Except as otherwise provided in the Certificate of Incorporation, the Board shall consist of no fewer than 6 nor more than 12 members, the number thereof to be determined from time to time by resolution of the Board. Directors need not be Stockholders. Each Director shall hold office until a successor is duly elected and qualified or until the Director’s earlier death, resignation, disqualification or removal. ~~The Board (other than those Directors elected by the holders of any series of Preferred Stock provided for or fixed pursuant to the provisions of the Certificate of Incorporation (the “Preferred Stock Directors”)) shall be divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. At each annual meeting of Stockholders, Directors of each class the term of which shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting of Stockholders and until the election and qualification of their respective successors in office. In case of any increase or decrease, from time to time, in the number of Directors (other than Preferred Stock Directors), the number of directors in each class shall be apportioned as nearly equal as possible.~~ Subject to the provisions of the Certificate of Incorporation relating to Directors elected by the holders of one or more series of Preferred Stock, voting as a separate series or with one or more other series of Preferred Stock, at each annual meeting of stockholders commencing with the 2019 annual meeting of stockholders, Directors of the corporation other than those in the 2020 Class and 2021 Class (each as defined below) shall be elected for a term of one year, expiring at the next succeeding annual meeting of stockholders. Each Director of the corporation who was elected at the 2017 annual meeting of stockholders for a three-year term expiring in 2020 (the “2020 Class”), and each Director of the corporation who was elected at the 2018 annual meeting of stockholders for a three-year term expiring in 2021 (the “2021 Class”), including any person appointed to fill any vacancy occurring with respect to any Director in the 2020 Class or the 2021 Class (each of whom shall be deemed to be a member of the class of Directors in which the vacancy occurred), shall continue to hold office until the end of the term for which such Director was elected or appointed, as applicable. Subject to the provisions of the Certificate of Incorporation relating to Directors elected by the holders of one or more series of Preferred Stock, voting as a separate series or with one or more other series of Preferred Stock, (a) commencing with the 2020 annual meeting of stockholders, all Directors of the corporation other than those in the 2021 Class will be elected for a term of one year, and (b) commencing with the 2021 annual meeting of stockholders, all Directors of the corporation will be elected for a term of one year. In all cases, each Director shall serve until such Director’s successor has been duly elected and qualified or until such Director’s earlier death, disqualification, resignation or removal.

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